Anders Moberg at annual Ahold
shareholders' meeting

"Building a firm foundation
for future profitable growth"

Annual General Meeting of Shareholders The Hague,
Wednesday, May 18, 2005
Address by Ahold President & CEO Anders Moberg

Zaandam, The Netherlands, May 18, 2005

Ladies and gentlemen,

What a difference a year makes!

In 2003, we said we want to operate businesses where we had obtained or could obtain positions of market leadership. That remains our goal. Our Road to Recovery strategy was designed to ensure that we would get there.

We have made solid progress along this road. We are continuing to build a strong and healthy financial foundation. We are moving closer to our customers. We are better differentiating our offering to meet our customers' needs. We believe all of these things are critical to our long-term success in an increasingly competitive sector.

Let me repeat where we stand. We posted consolidated net sales of EUR 52 billion in 2004, some 7.3% down from 2003. Continuing weakness of the U.S. dollar impacted our 2004 results. We posted operating income of EUR 208 million, which is 0.4% of net sales, and a net loss of EUR 436 million, impacted by total exceptional items of EUR 582 million. Net debt levels at the end of 2004 stood at EUR 6.3 billion, a healthy decrease of approximately 20% compared to the EUR
7.8 billion level at the end of 2003.

In 2004 we pursued three main challenges:

1.   conducting our divestment program;
2.   strengthening our corporate governance; and
3.   building a foundation for future growth.

                                                                         2005019

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Divestment program and proceeds
We have carried out our divestment program with vigor. We sold our Spanish operations. In Brazil, we sold our Bompreco and Hipercard operations, entered into an agreement on the sale of G. Barbosa, and closed the sale earlier this year, completing our withdrawal from that country. We also completed our withdrawal from Asia with the sale of our operations in Thailand in March 2004.

In Poland, we focused on the supermarket and compact-hyper formats which was reflected by our selling 13 large hypermarkets earlier this year. And in the United States, we announced the divestment of our BI-LO and Bruno's supermarket operations which closed in January of this year.

In Argentina, we received from escrow the final purchase amount for the approximately 85% of the shares of our supermarket chain Disco.

So with all this behind us, aggregate gross proceeds from our completed divestments amounted to EUR 1.5 billion by the end of 2004. By the end of March 2005, the total had risen to EUR 2.6 billion. We are therefore ahead of schedule in terms of achieving our target of a minimum of EUR 2.5 billion by the end of 2005.

This very positive result allowed us to terminate the 2003 restrictive credit facility in February 2005. You may have heard the news earlier this morning that we announced a new EUR 2 billion facility with much better terms and conditions.

On top of this, we announced at the end of April that agreement had been reached on the divestment of our Tops convenience stores along the Canadian border.

And the sale process of the planned divestment of Deli XL, our foodservice business in the Benelux region, is ongoing.

Our divestment program not only helps us to generate the much needed financial resources to strengthen our balance sheet but, just as importantly, it brings back the much needed business focus to improve the performance of our core assets.

Corporate governance
The second main challenge in 2004 was corporate governance, another significant area of attention. Improvements begin at home, with us, with our people. We want to ensure that we operate with the utmost integrity backed by rigorous controls and to ensure that we protect our company and associates through our business principles. Our efforts are certainly bearing fruit but we know that more remains to be done to attain our ultimate goal of a robust, effective and efficient control framework throughout the Ahold group.

Considering where we were just two years ago, this is, no doubt, a very ambitious goal. But let me say this for all to hear; we may hit some bumps here and there, we may struggle as we try to balance our many priorities, but our ultimate goal is crystal clear: to be among the best in the industry in this area. When we encounter issues, we take decisions and deal with them. This goes for outstanding issues as well as others we may identify. We are in the process of systematically addressing the two material weaknesses that were identified in connection with the 2004 audit and continue to improve our internal controls.

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We started the year with a number of legal challenges. We have made substantial progress on that front. To highlight a couple of points: We settled all the U.S. Securities and Exchange Commission's charges without admitting or denying the allegations, by consenting to the entry of a judgment in the U.S. Importantly, that judgment did not require us to pay any monetary penalty. A factor that weighed heavily in the SEC's decision was our extensive cooperation with its investigation.

The legal proceedings launched against us in the U.S., seeking civil damages, are still ongoing. Needless to say, we are defending ourselves vigorously.

And, just days into 2005, a Dutch commercial court known as the Enterprise Chamber ordered a limited inquiry into some of the events which led to our announcement in February 2003. We are fully cooperating with the inquiry.

An example of how we continuously and very systematically improve our corporate governance can be seen in the approach we've taken at U.S. Foodservice. We are working hard to re-establish U.S. Foodservice as a viable, reliable and ethical company that delivers value to Ahold. We have put in place a stronger, more transparent corporate governance and a more robust organizational structure. I want to take the next few minutes to help improve your understanding of our accountability, our standards and our enhanced controls, all of which foster a clear and compelling culture based on shared values.

Foundation for future growth
The third main challenge was and is building a foundation for future growth. This is essential for our long-term sustainability. We re-organized our retail businesses. We have created "arenas" which bring our operating companies in comparable markets together. This arena structure allows us to gain deep synergies.

Perhaps the best example of arena formation has been the integration of Stop & Shop and Giant-Landover, two of our leading U.S. supermarket chains. The process was not always smooth sailing, but the formation of this arena created a EUR
13.8 billion business in net sales. It was costly and at times disruptive to day-to-day business. However, from this year on, we expect to realize considerable savings every year from this initiative. The teams at Stop & Shop and Giant-Landover have done a great job at a very high pace to bring the two companies together.

Thanks to the creation of the arenas, we are able to better leverage the strengths and scale among our operating companies. We can better serve the customer. And we can focus on 'doing what is right for our customers.'

Another example of leveraging expertise in an arena is the introduction of the Martin's format at Tops. We tested the winning "every-day-low-price" format of Giant-Carlisle to re-vitalize the Tops market. We wanted to set a new standard in the Tops market, and decided to use a banner which was not influenced by the past. So in September 2004, we opened our first store under the Martin's banner in western New York state. At the beginning of April we opened our second. Both have been very successful from a customer satisfaction and sales perspective. We are convinced that this format is a key component in making further improvements in the Tops market.

All our trade areas are affected by price competition. When we reduce prices, we do so with clear goals in mind. These goals vary from banner to banner. They are always designed to improve our customer offering. And with that of our competitive position. Albert Heijn is a good example of how we respond to customer needs. The success of Albert Heijn is a combination of the cost reduction programs and price-re-positioning.

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The price re-positioning program needs quite some investment. We need to lower costs to be able to re-invest in our value proposition. Our goal is to achieve sustainable improvements in this area. We are going to do this by sharing the best practices among the arenas and by leveraging our infrastructure.

Working on cost reduction programs is a common theme throughout our arenas. Let me give you another example of our responding to the needs of our customers. In Central Europe, we have made significant strides in moving to a more competitive cost structure. Simplifying the business model put in place when we entered these markets and divesting our 13 large hypermarkets in Poland have enhanced our competitive position in this arena. This will be the foundation moving forward.

Following the Stop & Shop and Giant-Landover integration, we announced this month our key strategic operating plan for Giant-Landover. A plan very much focused on improving our cost structure. We will exit three of our manufacturing operations and close several older warehouses. We will sell off our office complex and relocate our headquarters.

At a global level, we created initiatives to reduce our cost base. Working as 'one Ahold' is critical. We are increasingly leveraging our scale through sourcing, through talent pools and through IT development. And to take this to a new level, we are moving to one business model. Mid-2004, we started a global project within Ahold to assess all of the systems and processes in the company.

We are mapping these processes to define the similarities, to define best practices, to define further cost saving opportunities. With this we want to create one IT strategy for the company and a portfolio of applications. This portfolio will still allow us to go to market in different ways, customized and tailor-made. I am convinced that creating one IT strategy is essential for us to move forward as one Ahold.

Building a strong foundation requires clearly defined relations with all the companies within the Ahold group.

In 2004, we were able to base our arrangements with ICA on a much healthier footing. Now, we have a 60% economic ownership in a joint venture that has operations in Sweden, Norway and the Baltic States. Due to this, we simplified and improved our working relationship with ICA Forbundet.

We are proud to have Schuitema as part of our company. It is a company with a strong track record. Some of you may think our relationship is strained. Let me assure you that this is not the case. We engage in open dialogue. We are represented on the supervisory board and work in a constructive way. I believe there are many back-office synergies available with the Ahold group.

As communicated before, our operating targets for our food retail business for full year 2006 are:

- 5% net sales growth;
- 5% EBITA margin; and
- 14% return on net assets.

These targets are based upon the successful completion of the harmonization initiatives and our divestment program by the end of 2005. These targets were formulated with Dutch GAAP in mind. Although our conversion to IFRS has no impact on the net sales target, the potential impact on the other targets is being reviewed. The targets will not be easy to hit, and targets should never be easy but we are determined to hit them.

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We see two main drivers for sales growth in the coming year:

First, building new stores and remodeling others. We have always invested heavily in our store base. Location is essential in our business. We take good care of our stores. We had to cut back on store investment during 2002 and 2003. We had no choice. But we will be back to previous levels in the course of this year. And that means a significant investment of approximately EUR 1.6 billion in our store base.

The second sales growth driver is our price re-positioning program. As I've said many times before, 'we need to do the right thing for the customer'. Customers perceive value as more and more important. As discounters continue to make their presence felt, we need to increasingly align our prices with their offer. To get to the targeted ebita level, we have identified many initiatives of which we will see the benefits over 2005 - 2006.

Our harmonization program, defined at the start of the road-to-recovery, is expected to generate EUR 600 million in savings on an annual basis as of 2006, of which part will fall to the bottom line. We see huge potential on the sourcing side. We are already making significant progress with joint buying of not-for-resale products. We have a centralized not-for-resale organization which negotiates contracts and sources many of our products.

Alongside these global initiatives, there are many initiatives to curb operational costs in the arenas, from overhead reductions to labor scheduling and productivity improvements.

The third food retail target we set ourselves focuses on return on net assets. We still see opportunities beyond what we have achieved to date on working capital management. In the area of payment terms and inventory management, we continue to drive for improvements.

Our building cost is another area of opportunity. We have many projects going on in this area. Our ambition is to reduce building cost by 10 to 15% through a standardized way of working. Leveraging best-practices throughout the company and using our scale provides huge opportunities.

Next to that we are cleaning up non-core assets. Examples are: shopping centers where we are not the main user, and the warehouses and manufacturing plants identified by Giant-Landover. We are revisiting our portfolio of assets and cleaning it up systematically. We are working hard on hitting the targets set out in the Road-to-Recovery. And we are starting to look at where we will be when we reach the end of that road.

Longer term, where will our growth come from? Our focus is and will be on increased penetration in our existing markets, through organic growth, by building new stores and remodeling others, and through selective acquisitions in our current trade areas. These acquisitions will probably be small to medium sized. But together they could add to something quite significant.

Our existing businesses are the foundation of our future growth model. Put simply, we must continuously satisfy our customers' needs.

The core capabilities that we as a company need to continue to develop are category management and applied customer insight. To know and understand customer needs better and faster than anyone else and to be able to translate customer needs into a meaningful product offering and great value. Increased penetration in key trade areas will help us to leverage our infrastructure and create clear synergies.

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Customers have many choices. We know that life is about making choices. We want to make it easy for them to choose us. We will continue to strive to have convenient locations, the right offering, the optimal price level. Innovative solutions to our customers' everyday needs. We want customers to choose our stores. Each day, every day.

I can sense you are wondering: what about larger acquisitions? It's quite simple. We want to grow with what we know! This is not the time for large acquisitions. The time may come and we'll need to be ready, to understand how best to match our available resources with opportunities. Growth for growth's sake will not be on our radar screen. It is about profitable growth. Our compass is and will be shareholder value. Therefore our focus regarding further acquisitions will be on geographic areas and cultures that are close to ours. And on business that can provide further potential for generating synergy benefits, businesses that we can integrate easily with our existing operations.

So, with the focus clearly on organic growth, how can we leverage our growth opportunities? Let me run you through a couple of initiatives. We want to offer combinations of healthy, appealing and inspiring food and non-food products at the right price to make it easier for many people to feel better, live better, and enjoy life more - every day!

Expanding the range and improving the quality of our general merchandise throughout the company is a significant growth opportunity. We want to help customers to make the best easy to choose. And if we get that right - which we will - our ambition is to double non-food sales in the next 5 years, from 5.5 to 11%.

Private label is also going to be key in our strategy moving forward. It will provide good value to our customers and it will help to distinguish us from the competition. It will give us negotiation power and flexibility. For us to be successful, we need strong partners in our suppliers. We need to see how we can cooperate to create value for our customers. We both have the same interest, providing customers with the product and service they demand and deserve. Since the cost of goods sold is the highest single expense line, we will put a lot of effort into this area and see how we can best manage this with our partners in the interest of our customers. We both need to work on improving the value chain. For this, we need to challenge each other.

Critical drivers of our strategy going forward are strategic sourcing and supply chain. This means having a better understanding of the value chain - from farm to fork. We need to work to lower cost and to stimulate innovation. Again, continuously improving value for the customer. Knowing that what is good today is not good enough tomorrow.

Our private label is an important instrument in this. We have seen strong growth of our private label. It is our firm belief that this development will continue. We will always represent the customer. We buy and source for our customers.

Our supermarkets are dedicated to satisfying our customers' food needs. Customers buy with us a certain safety, quality, convenience, easy shopping, wide choice and sustainability. The new challenge is "consumer health." In all our markets, there is an increasing tension between the tremendous amount of food which is available at low prices, and the need for a balanced diet and active lifestyle. Basic building blocks of our healthy living strategy, are for example consumer information and education activities, school programs, more transparent labeling, promoting "five-a-day" guidelines for consumption of fruit and vegetables, reduced fat, reduced sugar and salt intake, more fiber-rich food, more fish, and many more low carb, functional, organic & natural foods.

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People want to enjoy a healthy life. But changing lifestyles require changing eating habits. There is not a simple solution, no one-size-fits-all. So a multi-stakeholder approach is important. With our focus on perishables, produce and private label, our companies are extremely well positioned and committed to make healthy living easy to choose.

Although recent years have had their fair share of stress, sustainability is still at the heart of our business. We are very proud of our initiatives in the area of corporate social responsibility. We just published our 2004 sustainability report. This report aims to provide you with a clear picture of what sustainability means to our company and how it is embedded in our business. The report puts sustainability in the context of our Road to Recovery strategy for the years 2003-2005.

Ghana is a great example of linking business needs with corporate sustainability. We have already been active in Ghana for three years. Our intention is to expand this foothold to a broader geographic area in southern Africa.

So, in addition to non-food, private label and healthy living, we see a real growth opportunity in U.S. Foodservice. Let me run you through our thinking. In 2003, we announced that we needed 18 - 24 months to recover U.S. Foodservice, and exceed in 2006 the level of performance we had reached in 2002. We are confident this objective will be met. If anything, our views on the longer term potential of U.S. Foodservice are even more optimistic.

We have learned a lot about the foodservice business. We came a long way. We have the #2 position in the business in the US market. Our cash flow is strong. We are identifying opportunities for synergies with retail on sourcing and private label. The foodservice business is growing faster than the food retail market.

Based on all this, our current thinking is that we believe we can create more value by keeping U.S. Foodservice within the Ahold Group. Our key priority now is to develop the capabilities and the performance of U.S. Foodservice to its full potential, which is beyond the levels we reached before. It would be a mistake to divest our U.S. Foodservice operation, therefore we have no intention of doing so. U.S. Foodservice will stay in the Ahold group as we continue to improve the value of the company.

You will recognize that in order to fully leverage all the opportunities, initiatives and ambitions I have just mentioned, we need to nurture key management and associates and to recruit, develop and retain additional capable people. Creating an innovative, learning environment is key. We will continue to focus strongly on our talent pool, without whom we would not have succeeded to put this company back on a sure footing.

Let me draw to a close by repeating my belief that the Road to Recovery strategy is an ambitious yet achievable program to reposition our operations for the future. By accomplishing the goals of this strategic plan, we are creating a solid financial, structural and organizational foundation with common goals, shared values and an unwavering focus on the customer. We predicted that 2004 would be a year of transition, and so it was.

Let's not forget: success is a journey, not a destination. Next week, our company marks its 118th birthday. In the course of our long history as a prominent food retailer in the Netherlands and along the U.S. eastern seaboard, we have enjoyed many highs and one very serious low. Make no mistake: we survived the lost year of 2003, we worked our way through the transitional year of 2004, and we are determined to turn 2005 into the year of reconstruction, execution and delivery.

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As we complete the divestment of our non-core assets and focus on our core business, as we continue to strengthen our corporate governance, as we build a firm foundation for future profitable growth, we are determined to keep the customer at the heart of our business, offer an attractive working environment for our associates and strive to provide you, our shareholders, with an attractive return on your investment.

We will leverage our many areas of opportunity within our core food retail markets and within U.S. Foodservice. In short, we will make the best easy to choose, for you and all our stakeholders. Thank you for your attention.

Ahold Corporate Communications: +31 (0)75 - 659 5720

Disclaimer
The speech contained in this press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to, statements as to the achievement, timing, scope, progress and expected impact of our Road to Recovery program; statements regarding the timing and impact of our divestments; statements as to the strengthening of our internal controls framework, including to be among the best in the industry in this area; statements as to expected savings, including the amount and timing of cost savings from our harmonitization program, savings anticipated this year from the integration of Stop & Shop and Giant-Landover, and targets for building cost reductions; statements as to re-vitalizing Tops, including the expected role of the Martin's format in making further improvements at Tops; statements as to pricing strategy, including the sharing of best practices and leveraging infrastructure so as to achieve sustainable improvements in our price repositioning program; statements regarding the strategic operating plan for Giant-Landover, including planned exiting from certain manufacturing operations, warehouse closings, headquarters sale and relocation; statements as to our global information technology project including the creation of one IT strategy and other initiatives to harmonize systems and processes; statements regarding our focusing on our core businesses; statements regarding retail targets, including objectives for growth of net sales, EBITA margin and return on net assets; statements regarding expectations for future store investment levels and the amount thereof planned for this year; statements regarding future growth and our focus on organic growth and possible smaller to medium sized acquisitions in geographic areas and cultures close to our existing operations, rather than larger acquisitions; statements regarding our continuing to have convenient locations, the right offering and the optimal price level; statements regarding our focus on private label and the anticipated percentage growth thereof; statements regarding our focus on strategic sourcing and supply chain management; statements regarding plans for corporate sustainability, including plans to expand efforts in Ghana to southern Africa; statements as to the improvement of the operating performance of U.S. Foodservice, expectations as to U.S. Foodservice exceeding in 2006 its 2002 performance level and as to our intention to keep U.S. Foodservice; statements regarding focusing on our talent pool and offering an attractive work environment; and statements regarding striving to provide an attractive investment return.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic and political conditions, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of competitors, our ability or the ability of any of our arenas and operating companies to implement and complete successfully plans and strategies or delays or additional costs encountered in connection with their implementation, the diversion of management's attention from implementing our plans and strategies, our ability to reach agreements acceptable to us and/or to find buyers for the remaining operations and assets we are divesting, our ability to find appropriate new store locations and opportunities for organic growth and to find acceptable acquisition targets and to reach agreements acceptable to us, the ability to address, or delays in addressing, legal obstacles to the consummation of the expected divestments or possible acquisitions, the inability to satisfy, or delays in satisfying, other closing conditions to the expected divestments or possible acquisitions, the discovery of additional internal control issues and difficulties encountered in addressing such issues or others already identified, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the actions of our customers, including their reaction to new store formats, store locations, product offering, price repositioning and other strategies, unanticipated needs for additional store investment, the results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies, suppliers, unions and other third-parties, unforeseen impacts of IFRS, our liquidity needs exceeding expected levels,

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fluctuations in exchange rates or interest rates, difficulties or delays in the implementation of new operational improvements and systems, the reaction of our associates to operational and other changes in the working environment, fluctuations in our share price and the stock markets on which our shares trade and other factors discussed in our public filings. Many of these and other risk factors are detailed in our 2004 Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law.

In certain instances, results provided in this speech are non-GAAP financial measures. For more information regarding many of these non-GAAP financial measures, see our press release issued on March 29, 2005.


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